Exhibit (a)(1)(iii)

                           MAN-GLENWOOD LEXINGTON, LLC
                    c/o Glenwood Capital Investments, L.L.C.
                       123 North Wacker Drive, 28TH Floor
                             Chicago, Illinois 60606


IF YOU DO NOT WANT TO SELL YOUR UNITS OF LIMITED LIABILITY COMPANY INTERESTS AT THIS TIME, OR IF YOU ARE A TAX-EXEMPT OR TAX DEFERRED MEMBER AND DO NOT WISH TO EXCHANGE YOUR UNITS, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY A NOTIFICATION OF THE FUND'S REPURCHASE OFFER.

January 31, 2005

[MEMBER NAME/ADDRESS]



Dear [MEMBER]:

We are writing to inform you of important dates relating to a repurchase offer to all Members, and in addition a one-time exchange offer available only to tax-exempt and tax deferred Members ("Tax-Exempt Members"), by Man-Glenwood Lexington, LLC (the "Fund"). If you are (a) not interested in tendering your units of limited liability company interests in the Fund ("Units") for cash repurchase at this time, or (b) are a Tax-Exempt Member and are not interested in tendering your Units in exchange for Units of Man-Glenwood Lexington TEI, LLC ("TEI"), please disregard this notice and take no action.

The tender offer period will begin on January 31, 2005 and end at 5:00 p.m., Central Time, on February 28, 2005. The purpose of the cash repurchase offer is to provide liquidity to members of the Fund that hold Units. Units may be presented to the Fund for repurchase only by tendering them during one of the Fund's announced tender offers. The purpose of the exchange tender offer limited to Tax-Exempt Members is to provide a one-time exchange privilege for such Members to exchange Fund Units for Units of TEI having the same value. TEI is available only to tax-exempt and tax-deferred investors.

Should you wish to tender your Units or a portion of your Units for cash purchase by the Fund, or tender all of your Units not tendered in the Cash Offer for exchange in the case of Tax-Exempt Members, during this tender offer period, please complete and return the enclosed Letter of Transmittal by mail or by fax so that it arrives no later than February 28, 2005. If you do not wish to sell your Units, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR UNITS OR, IF A TAX-EXEMPT MEMBER, PARTICIPATE IN THE EXCHANGE.

All tenders of Units must be received by the Fund, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by February 28, 2005.

If you have any questions, please consult your financial intermediary, refer to the attached Offer document, which contains additional important information about the repurchase offers, or call (800) 838-0232.

Sincerely,


Steven Zoric
Secretary, Man-Glenwood Lexington, LLC